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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ----------------------

                                    FORM 6-K


                            REPORT OF FOREIGN ISSUER


                       PURSUANT TO RULE 13A-16 OR 15D-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                        FOR THE MONTH OF FEBRUARY, 1999


                             ----------------------


                               PETSEC ENERGY LTD

                           Level 13, 1 Alfred Street
                                Sydney, NSW 2000
                                   Australia
                    (Address of principal executive offices)


[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

                         Form 20-F _X_   Form 40-F ___

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                               Yes ___ No _X_


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                               PETSEC ENERGY LTD
                              (A.C.N. 000 602 700)

1 February 1999

                      PETSEC ENERGY CLOSES ASSET SALE WITH
                               APACHE CORPORATION

Sydney, Australia - Petsec Energy Ltd (ASX: PSA and NYSE: PSJ) today announced that its wholly owned subsidiary, Petsec Energy Inc., completed the previously announced sale of a one-half (50%) interest in certain of its properties to Apache Corporation (NYSE: APA). The sale price was US$68.3 million cash. The effective date of the transaction was 1 January 1999.

Average net daily production in 1998, specific to the interests sold, was 28.6 million cubic feet of gas and 3,219 barrels of oil.

The funds will be used to repay US$64 million of the existing bank credit facility, reducing bank debt to US$10 million. The Company's total debt now stands at US$110 million, of which US$100 million is interest only subordinated notes maturing in June 2007.

Following the Apache sale, Petsec expects that, in 1999, 75% of its net gas production will be hedged at US$2.45 per mcf and 35% of its daily net oil production at US$19.70 per barrel.

Petsec Energy Ltd operates, produces and explores for oil and natural gas in the shallow waters of the Gulf of Mexico. The Company owns interests in 44 leases, 21 of which are 100% owned, and 23 joint venture leases with Apache Corporation which are 50% owned.

For further information please contact:

In Australia:                               In USA:

Doug Battersby, Technical Director          Ross Keogh, Chief Financial Officer
Petsec Energy Ltd                           Petsec Energy Ltd
(61) 2 9247 4605 (phone)                    (318) 989 1942 (phone)
(61) 2 9251 2410 (fax)                      (318) 989 7271 (fax)
Level 13, Gold Fields House                 143 Ridgeway Drive, Suite 113
1 Alfred Street, Sydney NSW 2000            Lafayette, Louisiana 70503-3402

  Company information is available at Petsec's website http://www.petsec.com

1. Information in this report which relates to hydrocarbon reserves is based on information compiled by a person qualified in accordance with Listing Rule 5.11 and accurately reflects the information compiled by that person.

2. Certain statements in this report regarding future expectations and plans of the Company may be regarded as "forward-looking statements" within the meaning of Section 27A of the USA Securities Act of 1933 and Section 21E of the USA Securities Exchange Act of 1934. Although the Company believes that its expectations and plans are based upon reasonable assumptions, it can give no assurance that its goals will be met. Actual results may vary significantly from those anticipated due to many factors, including oil and gas prices, operating hazards, drilling risks, environmental risks and uncertainties in interpreting engineering and other data relating to oil and gas reservoirs, as well as other risks discussed in the Company's SEC filings.



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                                   SIGNATURES

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          PETSEC ENERGY LTD



Date: February 12, 1999                   By: /s/ ROSS A. KEOGH
                                             ------------------------------
                                             Name: Ross A. Keogh
                                             Title: Chief Financial Officer